

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2014

Via E-mail
Arie S. Belldegrun, M.D.
President and Chief Executive Officer
Kite Pharma, Inc.
2225 Colorado Avenue
Santa Monica, CA 90404

>   **Re:** **Kite Pharma, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed May 19, 2014**
>   **Response dated June 2, 2014**
>   **File No. 333-196081**

Dear Dr. Belldegrun:

   We have reviewed your response dated June 2, 2014 to our comment letter dated May 2, 2014 and have the following comments.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Critical Accounting Policies and Significant Judgments and Estimates
Stock-Based Compensation
Determining fair value of stock options, page 59

1. We acknowledge your response to our comment. It remains unclear how you sufficiently addressed the quantitative or qualitative components in our initial comment regarding the explanation of the dramatic increase in the fair value of each equity issuance through the date of effectiveness for the preceding twelve months to the estimated offering price. Please provide us with further discussion and analysis explaining the increase and tell us why you believe the assumptions used at each valuation are reasonable. For instance tell us why you believed that the probability applied to each of the scenarios was reasonable considering where you were in the IPO process. In addition, please provide us with the amount of options issued at each issuance date.

2. You issued $50 million of convertible debt in April 2014. Please provide appropriate disclosure in a pre-effective amendment, including a discussion of any beneficial conversion feature that will be recorded, if material. Provide us an analysis of your determination of whether or not a beneficial conversion feature will be recorded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Arie S. Belldegrun, M.D.
Kite Pharma, Inc.
June 6, 2014
Page 3

You may contact Dana Hartz at (202) 551-3648 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Fred Muto, Esq.
        Cooley LLP